UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 4, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

D. Medical Industries Ltd.

File No. 333-167079 - CF#25077

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D. Medical Industries Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on May 25, 2010, as amended.

Based on representations by D. Medical Industries Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through January 23, 2013
Exhibit 10.3	through July 23, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel